Item 1


                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated

Month                           February-01
Payment Date                    15th of each month
Convention                      Modified Following Business Day
Current Payment Date            15-Feb-01
Current Calculation Date        9-Feb-01
Previous Payment Date           16-Jan-01
Previous Calculation Date       9-Jan-01
------------------------------------------------------------------------------------------------

1. Account Activity Summary between Calculation Dates
------------------------------------------------------------------------------------------------
                                     Prior         Deposits      Withdrawals      Balance on
                                    Balance                                    Calculation Date
                                   9-Jan-01                                        9-Feb-01
------------------------------------------------------------------------------------------------
Expense Account                    6,852,246.55    1,044,184.42  (2,487,773.57)    5,408,657.40
Collection Account               101,705,875.15   17,520,599.87 (14,856,951.47)  104,369,523.55
Aircraft Purchase Account         35,574,542.00      179,361.89 (35,753,903.89)               -

 - Liquidity Reserve cash balance 84,716,609.00                              -    86,582,761.00
------------------------------------------------------------------------------------------------
Total                            144,132,663.70   18,744,146.18 (53,098,628.93)  109,778,180.95
------------------------------------------------------------------------------------------------


2. Analysis of Aircraft Purchase Account Activity
------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                      35,574,542.00
Interest Income                                                                      179,361.89
Aircraft Purchase Payments                                                       (35,574,542.00)
Economic Swap Payments                                                              (179,361.89)
------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                        0.00
------------------------------------------------------------------------------------------------

3. Analysis of Expenses Account Activity
------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                       6,852,246.55
Transfer from Collection Account on previous Payment Date                          1,015,428.09
Permitted Aircraft Accrual                                                                    -
Interim Transfer from Collection Account                                                      -
Interest Income                                                                       28,756.33
Balance on current Calculation Date
 - Payments on previous payment date                                                (823,338.65)
 - Interim payments                                                                           -
 - Other                                                                          (1,664,434.92)
------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                5,408,657.40
------------------------------------------------------------------------------------------------

4. Analysis of Collection Account Activity
------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                     101,705,875.15
Collections during period                                                         17,520,599.87
Transfer to Expense Account on previous Payment Date
 - Required Expense Amount                                                          (881,590.76)
 - Permitted Aircraft Modifications                                                           -
Net Swap payments on previous Payment Date                                          (133,837.33)
Aggregate Note Payments on previous Payment Date                                 (13,841,523.38)
------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                              104,369,523.55
------------------------------------------------------------------------------------------------

Analysis of Liquidity Reserve Amount
First Collection Account Reserve                                                  65,000,000.00
Cash Held
 - Security Deposits                                                              21,582,761.00
                                                                               -----------------
 Liquidity Reserve Amount                                                         86,582,761.00
                                                                               -----------------
------------------------------------------------------------------------------------------------




                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated

Current Payment Date                   15-Feb-01
Current Calculation Date               9-Feb-01
Previous Payment Date                  16-Jan-01
Previous Calculation Date              9-Jan-01
----------------------------------------------------------------------------------------------------------------

Balance in Collection and Expense Account                                                        109,778,180.95
Liquidity Reserve Amount                                                                         (86,582,761.00)
                                                                                              ------------------
Available Collections                                                                             23,195,419.95
                                                                                              ==================

4. Analysis of Collection Account Activity (Continued)
----------------------------------------------------------------------------------------------------------------
Analysis of Current Payment Date Distributions

(I)          Total Required Expense Amount                                                         7,600,000.00
(II) a)      Class A Interest but excluding Step-up                                                5,110,925.36
     b)      Swap Payments other than subordinated swap payments                                     661,467.08
(iii)        First Collection Account top-up (Minimum liquidity reserve $30 m)                    30,000,000.00
(iv)         Class A Minimum principal payment                                                                -
(v)          Class B Interest                                                                        844,419.17
(vi)         Class B Minimum principal payment                                                       125,749.94
(vii)        Class C Interest                                                                      1,033,220.01
(viii)       Class C Minimum principal payment                                                                -
(ix)         Class D Interest                                                                        708,333.33
(x)          Class D Minimum principal payment                                                                -
(xi)         Second collection account top-up                                                     56,582,761.00
(xii)        Class A Scheduled principal                                                                      -
(xiii)       Class B Scheduled principal                                                             606,740.26
(xiv)        Class C Scheduled principal                                                             131,325.01
(xv)         Class D Scheduled principal                                                                      -
(xvi)        Permitted accruals for Modifications
(xvii)       Step-up interest                                                                                 -
(xviii)      Class A Supplemental principal                                                        6,373,239.79
(xix)        Class E Primary Interest                                                                         -
(xx)         Class B Supplemental principal                                                                   -
(xxi)        Class A Outstanding Principal                                                                    -
(xxii)       Class B Outstanding Principal                                                                    -
(xxiii)      Class C Outstanding Principal                                                                    -
(xxiv)       Class D Outstanding Principal                                                                    -
(xxv)        Subordinated Swap payments                                                                       -
                                                                                              ------------------
             Total Payments with respect to Payment Date                                         109,778,180.95
             less collection Account Top Ups (iii) (b) and (xi) (b) above                         86,582,761.00
                                                                                              ------------------
                                                                                                  23,195,419.95
                                                                                              ==================

----------------------------------------------------------------------------------------------------------------




                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated

Current Payment Date                 15-Feb-01
Current Calculation Date             9-Feb-01
Previous Payment Date                16-Jan-01
Previous Calculation Date            9-Jan-01
------------------------------------------------------------------------------------------------

5. Payments on the Notes by Subclass
---------------------------------------------------------------------------------------------------
                                        Subclass       Subclass       Subclass         Total
Floating Rate Notes                        A-2            A-3            A-4          Class A
---------------------------------------------------------------------------------------------------
Applicable LIBOR                            5.88250%       5.88250%       5.88250%
Applicable Margin                            0.3200%        0.4600%        0.5200%
Applicable Interest Rate                    6.20250%       6.34250%       6.40250%
Day Count                                    Act/360        Act/360        Act/360
Actual Number of Days                             30             30             30
Interest Amount Payable                   980,369.83   2,986,260.42   1,144,295.11
Step-up Interest Amount Payable             NA             NA             NA
---------------------------------------------------------------------------------------------------
Total Interest Paid                       980,369.83   2,986,260.42   1,144,295.11   5,110,925.36
---------------------------------------------------------------------------------------------------

Expected Final Payment Date              15-Dec-05       15-Jun-02      15-May-11
Excess Amortisation Date                 17-Aug-98       15-Feb-06      15-Aug-00
---------------------------------------------------------------------------------------------------
Original Balance                      290,000,000.00 565,000,000.00 235,000,000.00
Opening Outstanding Principal Balance 189,672,518.10 565,000,000.00 214,471,555.94 969,144,074.04
---------------------------------------------------------------------------------------------------
Extended Pool Factors                          75.55%        100.00%        100.00%
Pool Factors                                   66.84%        100.00%         90.50%
---------------------------------------------------------------------------------------------------
Minimum Principal Payment                          -              -              -              -
Scheduled Principal Payment                        -              -              -              -
Supplemental Principal Payment          2,147,924.98              -   4,225,314.81   6,373,239.79
---------------------------------------------------------------------------------------------------
Total Principal Distribution Amount     2,147,924.98              -   4,225,314.81   6,373,239.79
---------------------------------------------------------------------------------------------------
Redemption Amount
- amount allocable to principal                                                               -
- amount allocable to premium

---------------------------------------------------------------------------------------------------
Closing Outstanding Principal Balance 187,524,593.12 565,000,000.00 210,246,241.13 962,770,834.25
---------------------------------------------------------------------------------------------------



5. Payments on the Notes by Subclass (continued)
------------------------------------------------------------------------------------
                                         Subclass     Subclass        Total
Floating Rate Notes                        B-1           B-2         Class B
------------------------------------------------------------------------------------
Applicable LIBOR                           5.88250%        5.88250%
Applicable Margin                           0.6000%         1.0500%
Applicable Interest Rate                   6.48250%        6.93250%
Day Count                                   Act/360         Act/360
Actual Number of Days                            30              30
Interest Amount Payable                  393,945.43      450,473.74
Step-up Interest Amount Payable             NA              NA
------------------------------------------------------------------------------------
Total Interest Paid                      393,945.43      450,473.74      844,419.17
------------------------------------------------------------------------------------

Expected Final Payment Date              15-Jul-13       15-Jul-08
Excess Amortisation Date                 17-Aug-98       15-Aug-00
------------------------------------------------------------------------------------
Original Balance                       85,000,000.00  80,000,000.00
Opening Outstanding Principal Balance  72,924,723.53  77,975,980.92  150,900,704.45 8
------------------------------------------------------------------------------------
Extended Pool Factors                          93.13%        100.00%
Pool Factors                                   87.83%         99.81%
------------------------------------------------------------------------------------
Minimum Principal Payment                 60,770.29       64,979.65      125,749.94
Scheduled Principal Payment              293,215.10      313,525.16      606,740.26
Supplemental Principal Payment                    -               -               -
------------------------------------------------------------------------------------
Total Principal Distribution Amount      353,985.39      378,504.81      732,490.20
------------------------------------------------------------------------------------
Redemption Amount
- amount allocable to principal
- amount allocable to premium
------------------------------------------------------------------------------------
Closing Outstanding Principal Balance  72,570,738.14  77,597,476.11  150,168,214.25
------------------------------------------------------------------------------------




5. Payments on the Notes by Subclass (continued)
---------------------------------------------------------------------------------
                                        Subclass      Subclass        Total
Floating Rate Notes                        C-1           C-2         Class C
---------------------------------------------------------------------------------
Applicable LIBOR                           5.88250%     5.88250%
Applicable Margin                           1.3500%      2.0500%
Applicable Interest Rate                   7.23250%     7.93250%
Day Count                                   Act/360      Act/360
Actual Number of Days                            30           30
Interest Amount Payable                  505,064.96   528,155.05
Step-up Interest Amount Payable             NA           NA
---------------------------------------------------------------------------------
Total Interest Paid                      505,064.96   528,155.05    1,033,220.01
---------------------------------------------------------------------------------

Expected Final Payment Date               15-Jul-13    15-Jun-08
Excess Amortisation Date                  17-Aug-98    15-Aug-00
---------------------------------------------------------------------------------
Original Balance                      85,000,000.00 80,000,000.00
Opening Outstanding Principal Balance 83,799,232.50 79,897,391.97 163,696,624.47
---------------------------------------------------------------------------------
Extended Pool Factors                         99.94%      100.00%
Pool Factors                                  98.22%       99.77%
---------------------------------------------------------------------------------
Minimum Principal Payment                         -            -               -
Scheduled Principal Payment               91,195.96    40,129.05      131,325.01
Supplemental Principal Payment                    -            -               -
---------------------------------------------------------------------------------
Total Principal Distribution Amount       91,195.96    40,129.05      131,325.01
---------------------------------------------------------------------------------
Redemption Amount                                 -            -
- amount allocable to principal                   -            -
- amount allocable to premium                     -            -
---------------------------------------------------------------------------------
Closing Outstanding Principal Balance 83,708,036.54 79,857,262.92 163,565,299.46
---------------------------------------------------------------------------------

---------------------------------------------------
Fixed Rate Notes                          D-2
---------------------------------------------------
Applicable Interest Rate                  8.50000%
Day count                                   30/360
Number of Days                                  30
Interest Amount Payable                 708,333.33
---------------------------------------------------
Total Interest Paid                     708,333.33
---------------------------------------------------
Expected Final Payment Date              15-Mar-14
Excess Amortisation Date                 15-Jul-10
---------------------------------------------------
Original Balance                     100,000,000.00
Opening Outstanding Principal Balance100,000,000.00
---------------------------------------------------
Extended Pool Factors                      100.00%
Expected Pool Factors                      100.00%
---------------------------------------------------
Extended Amount                                  -
Expected Pool Factor Amount                      -
Surplus Amortisation
---------------------------------------------------
Total Principal Distribution Amount              -
---------------------------------------------------
Redemption Amount                                -
- amount allocable to principal                  -
                                     --------------
- amount allocable to premium                    -
---------------------------------------------------
Closing Outstanding Principal Balance100,000,000.00
---------------------------------------------------




                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated

Current Payment Date                      15-Feb-01
Current Calculation Date                   9-Feb-01
Previous Payment Date                     16-Jan-01
Previous Calculation Date                  9-Jan-01
----------------------------------------------------------------------------------------------------------------

6. Floating Rate Note information for next Interest Accrual Period

Start of Interest Accrual Period          15-Feb-01
End of Interest Accrual Period            15-Mar-01
Reference Date                            13-Feb-01

---------------------------------------------------------------------------------------------------------------------------
                                            A-2         A-3         A-4        B-1         B-2         C-1         C-2
---------------------------------------------------------------------------------------------------------------------------
Applicable LIBOR                           5.56875%    5.56875%    5.56875%   5.56875%    5.56875%     5.56875%   5.56875%
Applicable Margin                           0.3200%     0.4600%     0.5200%    0.6000%     1.0500%      1.3500%    2.0500%
Applicable Interest Rate                    5.8888%     6.0288%     6.0888%    6.1688%     6.6188%      6.9188%    7.6188%
---------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------
Fixed Rate Notes                            D-1
----------------------------------------------------
Actual Pool Factor                          100.00%
----------------------------------------------------
----------------------------------------------------------------------------

7. Payments per $ 100,000 Inital Outstanding Principal Balance of Notes
---------------------------------------------------------------------------------------------------------------------------
(a) Floating Rate Notes                     A-2         A-3         A-4        B-1         B-2         C-1         C-2
---------------------------------------------------------------------------------------------------------------------------

Opening Outstanding Principal Balance    189,672.52  565,000.00  214,471.56  72,924.72   77,975.98    83,799.23  79,897.39
Total Principal Payments                   2,147.92           -    4,225.31     353.99      378.50        91.20      40.13
Closing Outstanding Principal Balance    187,524.59  565,000.00  210,246.24  72,570.74   77,597.48    83,708.04  79,857.26

Total Interest                               980.37    2,986.26    1,144.30     393.95      450.47       505.06     528.16
Total Premium                               0.0000%     0.0000%     0.0000%    0.0000%     0.0000%      0.0000%    0.0000%
---------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------
(b) Fixed Rate Notes                        D-2
----------------------------------------------------
Opening Outstanding Principal Balance    100,000.00
Total Principal Payments                          -
Closing Outstanding Principal Balance    100,000.00

Total Interest                               708.33
Total Premium                                     -
----------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------

Aerco Limited - Cumulative Cash Performance to date - July 17, 2000 to February 15, 2001
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                  All amounts in millions
                                                                                                        of US dollars
                                                                                                  unless otherwise stated
-------------------------------------------------------------------------------------------------------------------------------
                                                          July 17-   Oct 15-
                                                  Jul 17  Sept 15    Dec 1     Jan-16O    Feb-15         Cumulative to Date
                                                  2000    2000       2000      2001       2001      Actual  Base Case  Variance
-------------------------------------------------------------------------------------------------------------------------------
                  CASH COLLECTIONS
[1]               Lease Rentals                               30.6      49.6      15.3      14.1     109.6      109.0       0.6
[2]               - Renegotiated Leases                          -         -         -         -         -          -         -
[3]               - Rental Resets                                -         -         -         -         -          -         -
[4] S [1]..[3]    Contracted Lease Rentals                    30.6      49.6      15.3      14.1     109.6      109.0       0.6
-------------------------------------------------------------------------------------------------------------------------------
[5]               Movement in Current Arrears Balance         (1.9)      0.2      (1.3)      0.7      (2.3)         -      (2.3)
                  less Net Stress-related Costs
[6]               - Bad Debts                                    -      (1.2)     (0.3)               (1.5)      (1.1)     (0.4)
[7]               - Security Deposits Drawn Down                 -         -         -       0.3       0.3                  0.3
[8]               - Restructured Arrears                       0.3       0.2       0.2       0.1       0.8        1.9      (1.1)
[9]               - AOG                                          -      (0.7)     (0.6)     (0.5)     (1.8)      (4.6)      2.8
[10]              - Other Leasing Income                         -         -         -         -         -                    -
[11]              - Repossession Costs                           -         -         -      (0.1)     (0.1)      (0.9)      0.8
-------------------------------------------------------------------------------------------------------------------------------
[12] S [6]..[11]  sub-total                                    0.3      (1.7)     (0.7)     (0.2)     (2.3)      (4.6)      2.3
[13] [4]+[5]+[12] Net Lease Rentals                           29.0      48.1      13.3      14.6     105.0      104.4       0.6
[14]              Interest Earned                              0.7       1.6       0.5       0.5       3.3        2.0       1.3
[15]              Drawings from Expense Account                                      -         -         -          -         -
                  Maintenance Receipts                         3.2       5.4       0.5       1.7      10.8          -      10.8
                  Maintenance Payments                        (0.7)     (2.0)     (0.7)        -      (3.4)         -      (3.4)
-------------------------------------------------------------------------------------------------------------------------------
[15]              Net Maintenance                              2.5       3.4      (0.2)      1.7       7.4          -       7.4
[16] S [13]..[15] Total]Cash Collections                      32.2      53.1      13.6      16.8     115.7      106.4       9.3
-------------------------------------------------------------------------------------------------------------------------------
                  CASH EXPENSES
                  Aircraft Operating Expenses
[17]              - Insurance                                    -      (0.1)        -         -      (0.1)
[18]              - Re-leasing and other overheads            (0.1)     (4.9)     (0.3)     (0.2)     (5.5)      (2.0)     (3.5)
-------------------------------------------------------------------------------------------------------------------------------
[19] [17]+[18]    subtotal                                    (0.1)     (5.0)     (0.3)     (0.2)     (5.6)      (2.0)     (3.6)
                  SG&A Expenses
[20]              Aircraft Servicer Fees
                  - Retainer Fee                              (0.3)     (0.7)     (0.1)     (0.3)     (1.4)      (1.3)     (0.1)
                  - Rent Collected Fee                        (0.3)     (0.7)     (0.2)     (0.2)     (1.4)      (1.2)     (0.2)
                  - Previous Servicer Fees                    (1.8)        -         -         -      (1.8)                (1.8)
-------------------------------------------------------------------------------------------------------------------------------
[21]              sub-total                                   (2.4)     (1.4)     (0.3)     (0.5)     (4.6)      (2.5)     (2.1)
-------------------------------------------------------------------------------------------------------------------------------
[22]              Other Servicer Fees                         (0.5)     (4.6)     (0.6)     (1.2)     (6.9)      (4.3)     (2.6)
[23] [21]+[22]    subtotal                                    (2.9)     (6.0)     (0.9)     (1.7)    (11.5)      (6.8)     (4.7)
[24] [20]+[23]    Total Cash Expenses                         (3.0)    (11.0)     (1.2)     (1.9)    (17.1)      (8.8)     (8.3)
-------------------------------------------------------------------------------------------------------------------------------
                  NET CASH COLLECTIONS
[25] [17]         Total Cash Collections                      32.2      53.1      13.6      16.8     115.7      106.4       9.4
[26] [24]         Total Cash Expenses                         (3.0)    (11.0)     (1.2)     (1.9)    (17.1)      (8.8)     (8.3)
[27]              Movement in Expense Account                  2.8       2.8       1.2         -       6.8          -       6.8
[28]              Interest Payments                          (18.2)    (30.6)     (9.1)     (7.6)    (65.5)     (61.0)     (4.5)
[29]              Swap Payments                                0.5       0.3       0.1      (0.1)      0.8        1.5      (0.7)
[30]              Exceptional Items                              -         -         -         -         -        7.6      (7.6)
-------------------------------------------------------------------------------------------------------------------------------
[31] S [25]..[30] TOTAL                                       14.3      14.6       4.6       7.2      40.7       45.7      (5.0)
                                                        =======================================================================
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                         -
                                                                                                         -
[32]          PRINCIPAL PAYMENTS                                                                         -
              subclass A                                      14.2      11.1       3.8       6.4      35.5       39.1      (3.6)
              subclass B                                         -       3.2       0.7       0.7       4.6        6.0      (1.4)
              subclass C                                       0.1       0.3       0.1       0.1       0.5        0.6      (0.1)
              subclass D                                         -         -         -         -         -          -         -
              Total                                           14.3      14.6       4.6       7.2      40.6       45.7      (5.1)
                                                        =======================================================================
-------------------------------------------------------------------------------------------------------------------------------
              Debt Balances
              subclass A                           998.4     984.2     973.1     969.3     962.9     962.9      959.3       3.6
              subclass B                           154.8     154.8     151.6     150.9     150.2     150.2      148.8       1.4
              subclass C                           164.1     164.0     163.7     163.7     163.6     163.6      163.5       0.1
              subclass D                           100.0     100.0     100.0     100.0     100.0     100.0      100.0         -
              TOTAL                              1,417.3   1,403.0   1,388.4   1,383.9   1,376.7   1,376.7    1,371.6       5.1
                                                ===============================================================================
-------------------------------------------------------------------------------------------------------------------------------




Aerco Limited - Cumulative Cash Performance to date - July 17, 2000 to February 15, 2001 (continued)
-------------------------------------------------------------------------------------------------
                                                             Dollar amounts expressed
                                                                as a percentage
                                                           2000 Base Case Lease Rentals
-------------------------------------------------------------------------------------------------

                                                                Cumulative to Date
                                                            Actual  Base Case Variance
-------------------------------------------------------------------------------------------------
                  CASH COLLECTIONS
[1]               Lease Rentals                              100.6%    100.0%    0.6%
[2]               - Renegotiated Leases                        0.0%      0.0%    0.0%
[3]               - Rental Resets                              0.0%      0.0%    0.0%
[4] S [1]..[3]    Contracted Lease Rentals                   100.6%    100.0%    0.6%
-------------------------------------------------------------------------------------------------
[5]               Movement in Current Arrears Balance         -2.1%      0.0%   -2.1%
                  less Net Stress-related Costs
[6]               - Bad Debts                                 -1.4%     -1.0%   -0.4%
[7]               - Security Deposits Drawn Down               0.3%      0.0%    0.3%
[8]               - Restructured Arrears                       0.7%      1.7%   -1.0%
[9]               - AOG                                       -1.7%     -4.2%    2.5%
[10]              - Other Leasing Income                       0.0%      0.0%    0.0%
[11]              - Repossession Costs                        -0.1%     -0.8%    0.7%
-------------------------------------------------------------------------------------------------
[12] S [6]..[11]  sub-total                                   -2.1%     -4.3%    2.1%
[13] [4]+[5]+[12] Net Lease Rentals                           96.3%     95.7%    0.6%
[14]              Interest Earned                              3.0%      1.8%    1.2%
[15]              Drawings from Expense Account                0.0%      0.0%    0.0%
                  Maintenance Receipts                         9.9%      0.0%    9.9%
                  Maintenance Payments                        -3.1%      0.0%   -3.1%
-------------------------------------------------------------------------------------------------
[15]              Net Maintenance                              6.8%      0.0%    6.8%
[16] S [13]..[15] Total]Cash Collections                     106.2%     97.6%    8.6%
-------------------------------------------------------------------------------------------------
                  CASH EXPENSES
                  Aircraft Operating Expenses
[17]              - Insurance                                 -0.1%      0.0%    0.0%
[18]              - Re-leasing and other overheads            -5.0%     -1.8%   -3.2%
-------------------------------------------------------------------------------------------------
[19] [17]+[18]    subtotal                                    -5.1%     -1.8%   -3.2%
                  SG&A Expenses
[20]              Aircraft Servicer Fees
                  - Retainer Fee                              -1.3%     -1.2%   -0.1%
                  - Rent Collected Fee                        -1.3%     -1.1%   -0.2%
                  - Previous Servicer Fees                    -1.7%      0.0%   -1.7%
-------------------------------------------------------------------------------------------------
[21]              sub-total                                   -4.2%     -2.3%   -1.9%
-------------------------------------------------------------------------------------------------
[22]              Other Servicer Fees                         -6.3%     -3.9%   -2.4%
[23] [21]+[22]    subtotal
[24] [20]+[23]    Total Cash Expenses                        -15.7%     -8.1%   -7.6%
-------------------------------------------------------------------------------------------------
                  NET CASH COLLECTIONS
[25] [17]         Total Cash Collections                     106.2%     97.6%    8.6%
[26] [24]         Total Cash Expenses                        -15.7%     -8.1%   -7.6%
[27]              Movement in Expense Account                  6.2%      0.0%    6.2%
[28]              Interest Payments                          -60.1%    -56.0%   -4.1%
[29]              Swap Payments                                0.7%      1.4%   -0.6%
[30]              Exceptional Items                            0.0%      7.0%   -7.0%
-------------------------------------------------------------------------------------------------
[31] S [25]..[30] TOTAL                                       37.3%     41.9%   -4.6%
                                                        ==============================
-------------------------------------------------------------------------------------------------


[32]          PRINCIPAL PAYMENTS
              subclass A                                      32.6%     35.9%   -3.3%
              subclass B                                       4.2%      5.5%   -1.3%
              subclass C                                       0.5%      0.6%   -0.1%
              subclass D                                       0.0%      0.0%    0.0%
              Total                                           37.2%     41.9%   -4.7%
                                                        ==============================
-------------------------------------------------------------------------------------------------
              Debt Balances
              subclass A
              subclass B
              subclass C
              subclass D
              TOTAL

-------------------------------------------------------------------------------------------------

                                 AerCo Limited

-----------------------------------------------------------------------------------------------------------------------------------
  Note:            Report Line Name             Description
-----------------------------------------------------------------------------------------------------------------------------------
                   CASH COLLECTIONS
[1]                Lease Rentals                Assumptions per the July 2000 Prospectus
[2]                - Renegotiated Leases        Change in contracted rental cash flow caused by a renegotiated lease
[3]                - Rental Resets              Re-leasing events where new lease rate deviated from the 2000 Base Case
[4] S [1]..[3]     Contracted Lease Rentals     Current Contracted Lease Rentals due as at the latest Calculation Date

[5]                Movement in Current Arrears  Current contracted lease rentals not received as at the latest
                   Balance                      Calculation Date, excluding Bad debts

                   less Net Stress related Costs
[6]                - Bad debts                  Arrears owed by former lessees and deemed irrecoverable.
[7]                - Restructured arrears       Current arrears that have been capitalised and restructured as a Note Payable.
[8]                - Security deposits drawn    Security deposits received following a lesse default
                     down
[9]                - AOG                        Lost of rental due to an aircraft being off-lease and non-revenue earning
[10]               - Other Leasing Income       Includes lease termination payments, rental guarantees and late payments charges
[11]               - Repossession               Legal and technical costs incurred in repossessing aircraft.
[12] S [6]..[11] sub-total

[13] [4]+[5]+[12]  Net Lease Rentals            Contracted Lease Rentals less Movement in Current Arrears Balance and Net
                                                Stress related costs

[14]               Interest Earned              Interest earned on monthly cash balances
[15]               Net Maintenance              Maintenance Revenue Reserve received less and reimbursements to lessees.
[16] S [13]..[15]  Total Cash Collections       Net Lease Rentals + Interest Earned + Net Maintenance
-----------------------------------------------------------------------------------------------------------------------------------
                   CASH EXPENSES
                   Aircraft Operating Expenses  All operational costs related to the leasing of aircraft.
[17]               - Insurance                  Premium for contingent insurance policies
[18]               - Re-leasing and other       Costs associated transferring an aircraft from one lessee to another
[19] [17]+[18]     subtotal

                   SG&A Expenses
[20]               Aircraft Servicer Fees       Monthly and annual fees paid to Aircraft Servicer
                   - Base Fee                   Fixed amount per month per aircraft
                   - Rent Contracted Fee        1.00% of rental contracted for the month
                   - Rent Collected Fee         1.25% of rental received for the month
                   - Previous Servicer Fees     Fees paid to the previous Servicer of AerFi
[21] [20]          subtotal
[22]               Other Servicer Fees          Administrative Agent, trustee and professional fees paid to other service providers.
[23] [21]+[22]     subtotal

[24] [19]+[23]     Total Cash Expenses          Aircraft Operating Expenses + SG&A Expenses
-----------------------------------------------------------------------------------------------------------------------------------
                   NET CASH COLLECTIONS
[25] [16]          Total Cash Collections       line 16 above
[26] [24]          Total Cash Expenses          line 24 above
[27]               Movement in Expense Account  Movement in Expense Account
[28]               Interest Payments            Interest paid on all outstanding debt
[29]               Swap payments                Net swap payments (paid) /received
[30]               Proceeds from Aircraft Sales Proceeds, net of fees and expenses, from the sale of aircraft
[31] S [25]..[30]  Exceptional Items            Includes adjustment for aircraft included in the Basecase but not acquired by AerCo
                   TOTAL
-----------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
          Coverage Ratios                                                           2000
                                Closing                     Actual                 Base Case
--------------------------------------------------------------------------------------------------------------------------
          Net Cash Collections                                  40.7                 45.7
          Add Back Interest                                     65.5                 61.0
          --------
          Add Back Swap Payments                                -0.8                 -1.5
          ----------------------
a         Net Cash Collections                                 105.4                105.2

b         Swaps                                                 -0.8                 -1.5
c         Class A Interest                                      29.1                 29.0
d         Class A Minimum                                          -                  7.5
e         Class B Interest                                       4.8                  4.8
f         Class B Minimum                                        1.6                  3.1
g         Class C Interest                                       5.6                  4.5
h         Class C Minimum                                          -                    -
I         Class D Interest                                       3.5                  3.5
j         Class D Minimum                                          -                    -
k         Class A Scheduled                                        -                    -
l         Class B Scheduled                                      1.6                  1.7
m         Class C Scheduled                                      0.4                  0.4
n         Class D Scheduled                                        -                    -
o         Permited Aircraft Modifications                                               -
p         Class A Supplemental                                  25.3                 22.7
                                                         -----------------------------------------
          Total                                                 71.1                 75.7
                                                         -----------------------------------------

   [1]    Interest Coverage Ratio
          Class A                                               3.72                 3.82  = a/(b+c)
          Class B                                               3.18                 2.64  = a/(b+c+d+e)
          Class C                                               2.61                 2.22  = a/(b+c+d+e+f+g)
          Class D                                               2.41                 2.07  = a/(b+c+d+e+f+g+h+i)

   [2]    Debt Coverage Ratio
          Class A                                               2.32                 2.00  = a/(b+c+d+e+f+g+h+i+ j+k)
          Class B                                               2.32                 2.00  = a/(b+c+d+e+f+g+h+i+j+k+l)
          Class C                                               2.32                 2.00  = a/(b+c+d+e+f+g+h+i+j+k+l+m)
          Class D                                               2.32                 2.00  = a/(b+c+d+e+f+g+h+i+j+k+l+m+n)

          Loan-to-Value Ratios

                              --------------------------------------------------------------------
                                    2000 Base Case          Actual             2000 Base Case
                                      15-Jul-00            15-Feb-01             15-Feb-01
                              --------------------------------------------------------------------
   [3]    Assumed Portfolio Value    1,566.7                   1,516.8              1,502.8

          Liquidity Reserve Amount
          Cash                          65.0                      65.0                 65.0
            - Accrued Expenses           5.0                       5.0                  5.0
            - Security Deposits         22.4                      21.6                 22.4
                                -------------              ------------         ------------
          subtotal cash                 92.4                      91.6                 92.4
           Letters of Credit               -                         -                    -
                                -------------              ------------         ------------
          Total Liquidity Reserve       92.4                      91.6                 92.4

   [4]    Total Asset Value          1,659.1                   1,608.4              1,595.2

          Note Balance
          Class A                      998.4         60.2%       962.9    59.9%       959.3   60.1%
          Class B                      154.8         69.5%       150.2    69.2%       148.8   69.5%
          Class C                      164.1         79.4%       163.6    79.4%       163.5   79.7%
          Class D                      100.0         85.4%       100.0    85.6%       100.0   86.0%
                                -------------              ------------         ------------
          Total                      1,417.3                   1,376.7              1,371.6
--------------------------------------------------------------------------------------------------------------------------

[1] Interest Coverage Ratio is equal to Net Cash Collections, before Interest and swap payments, expressed as a ratio of the swap costs and interest payable on each subclass of Notes plus the interest and minimum principal payments payable on each subclass of Notes that rank senior in priority of payment to the relevant subclass of Notes.

[2] Debt Service Ratio is equal to Net Cash Collections before interest and swap payments, expressed as a ratio of the interest and minimum and scheduled principal payments payable on each subclass of Notes plus the interest and minimum and scheduled principal payments payable on each subclass of Notes that ranks equally with or senior to the relevant subclass of Notes in the priority of payments.

[3] Assumed Portfolio Value represents the Inital Appraised Value of each aircraft in the Portfolio multipled by the Depreciation Factor at Calculation date divided by the Depreciation Factor at Closing date.

[4] Total Asset Value is equal to Total Portfolio Value plus Liquidity Reserve Amount